# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, par value of $0.00001 per share
Address of issuer's principal executive offices: 838 Walker Road, Suite 21-2105, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-022887
Filed by CIK 0002010299

## Reporting persons
- Tospring Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); sole voting power 5,367,572; shared voting power 0; sole dispositive power 5,367,572; shared dispositive power 0; aggregate amount beneficially owned 5,367,572 (1.9% of the class)
  Comment: (1) Item 9: Represents 5,367,572 shares of common stock held by Tospring Technology Limited, a company incorporated in Seychelles. Tospring Technology Limited is a wholly owned subsidiary of Bitmain Technologies Holding Limited, a company incorporated in the Cayman Islands. Bitmain Technologies Holding Limited is ultimately controlled by Mr. Ketuan Zhan.
  
  (2) Item 11: The percentage is calculated based on 279,253,024 shares of common stocks outstanding as of October 31, 2024, as reported in the Form 10-Q filed by Core Scientific, Inc. (the "Issuer") on November 6, 2024.
- Bitmain Technologies Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,367,572; shared voting power 0; sole dispositive power 5,367,572; shared dispositive power 0; aggregate amount beneficially owned 5,367,572 (1.9% of the class)
  Comment: (3) Item 11: The percentage is calculated based on 279,253,024 shares of common stocks outstanding as of October 31, 2024, as reported in the Form 10-Q filed by the Issuer on November 6, 2024.
- Ketuan Zhan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,367,572; shared voting power 0; sole dispositive power 5,367,572; shared dispositive power 0; aggregate amount beneficially owned 5,367,572 (1.9% of the class)
  Comment: (4) Item 11: The percentage is calculated based on 279,253,024 shares of common stocks outstanding as of October 31, 2024, as reported in the Form 10-Q filed by the Issuer on November 6, 2024.

## Item 1. Issuer
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 Walker Road, Suite 21-2105, Dover, DE, 19904

## Item 2. Person Filing
Name of person filing:
Tospring Technology Limited
Bitmain Technologies Holding Limited
Ketuan Zhan
Address of principal business office or, if none, residence:
The address of the principal business office of Tospring Technology Limited is Vistra Corporate Services Center, Suite 23, 1st Floor, Eden Plaza, Mahe, Seychelles.

The address of the principal business office of Bitmain Technologies Holding Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104.

The address of the principal business office of Ketuan Zhan is Building 1, Courtyard 9, Fenghao East Road, Haidian District, China.
Citizenship:
Tospring Technology Limited - Seychelles
Bitmain Technologies Holding Limited - Cayman Islands
Ketuan Zhan - Chinese

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tospring Technology Limited: 5,367,572
Bitmain Technologies Holding Limited: 5,367,572
Ketuan Zhan: 5,367,572
Percent of class:
Tospring Technology Limited: 1.9%
Bitmain Technologies Holding Limited: 1.9%
Ketuan Zhan: 1.9%

The percentages above are calculated based on 279,253,024 shares of common stocks outstanding as of October 31, 2024, as reported in the Form 10-Q filed by the Issuer on November 6, 2024.
Sole power to vote or to direct the vote:
Tospring Technology Limited: 5,367,572
Bitmain Technologies Holding Limited: 5,367,572
Ketuan Zhan: 5,367,572
Shared power to vote or to direct the vote:
Tospring Technology Limited: 0
Bitmain Technologies Holding Limited: 0
Ketuan Zhan: 0
Sole power to dispose or to direct the disposition:
Tospring Technology Limited: 5,367,572
Bitmain Technologies Holding Limited: 5,367,572
Ketuan Zhan: 5,367,572
Shared power to dispose or to direct the disposition:
Tospring Technology Limited: 0
Bitmain Technologies Holding Limited: 0
Ketuan Zhan: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated February 13, 2025, by and among Tospring Technology Limited, Bitmain Technologies Holding Limited and Ketuan Zhan

## Signatures
- Tospring Technology Limited: /s/ Ketuan Zhan, Ketuan Zhan/Director (02/13/2025)
- Bitmain Technologies Holding Limited: /s/ Ketuan Zhan, Ketuan Zhan/Director (02/13/2025)
- Ketuan Zhan: /s/ Ketuan Zhan, Ketuan Zhan (02/13/2025)